SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







             RYANAIR TEACHES EASYJET HOW TO BE A LOW FARES AIRLINE

Ryanair today (Wednesday, 28th May 2003) welcomed Easyjet's announcement that the introduction of hedging would be the latest effort by Easyjet to try to dismantle its "high fares model" . Easyjet have for many years claimed that "hedging doesn't matter" while they continue to charge passengers air fares that are 70% higher than Ryanair's and most recently announced GBP 50m losses despite these substantially higher fares.

Welcoming this latest admission by Easyjet, that it can't match Ryanair's prices or Ryanair's business model, Ryanair's Chief Financial Officer, Howard Millar said:

    "If imitation is the sincerest form of flattery, we are pleased to receive this latest compliment from Easyjet. However given that Easyjet's fares are 70% higher than Ryanair's, Easyjet obviously still have a long way to go. So here's a couple of "easy hints" for Easyjet as they try to copy the Ryanair model for really low fares.

  - Fly to uncongested, efficient airports, not high cost slot restricted ones.
  - Fly only Boeing 737's, cancel the order for Airbus's, a mixed fleet won't work.
  - Offer the lowest fares in every market (sorry - only Ryanair do that).
  - Have the lowest costs in every market (sorry - only Ryanair do that).
  - Offer the No.1 customer service delivery (sorry - only Ryanair do that) Easyjet's punctuality is miles behind Ryanair's

    "Nevertheless Easyjet should keep trying, because God loves a tryer, but passengers prefer Ryanair".

Ends.     Wednesday, 28th May 2003



For further information
please contact:

John Rowley
Ryanair
Tel. +353-1-8121212

Pauline McAlester
Murray Consultants
Tel. +353-1-4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC

Date: May 28, 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director